

November 3, 2010

Edward J. Shoen
President and Chairman of the Board
AMERCO
1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239

>   **Re: AMERCO**
>   **Form S-3**
>   **Filed October 7, 2010**
>   **File No. 333-169832**
>
>   **Form 10-K**
>   **Filed June 9, 2010**
>   **File No. 001-11255**

Dear Mr. Shoen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments regarding your Form 10-K filed on June 9, 2010. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Form S-3 filed October 7, 2010

General

1. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-3 registration statement.

Signatures

2. Your Form S-3 must be signed by your controller or principal accounting officer. If any person occupies more than one of the positions specified in Instruction 1 to Signatures on Form S-3 you should indicate each capacity in which that person signs the registration statement. Please revise.

Exhibit 5.1

3. Please remove the last paragraph on the first page of the opinion. It is inappropriate for counsel to assume facts underlying the opinion.

4. Please remove the penultimate paragraph. Such qualifications are inappropriate.

Form 10-K filed June 9, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Principles of Consolidation, page 18

5. You indicate that triggering events in prior periods required you to reassess your involvement with the SAC Holdings entities. In this regard, please revise your disclosure to include an affirmative statement that no triggering events occurred or, if such events occurred, that they did not result in a change in your involvement with the SAC Holding entities.   In addition, also tell us and revise future filings to disclose the nature of the triggering events that occurred in November 2007.

6. We note that the SAC Holdings could take action that would require you to re-determine whether the SAC Holdings is a VIE or whether you are the primary beneficiary. In this regard, tell us and revise your future filings to disclose the nature of such actions.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

7. Please tell us why you classify interest income as part of revenues.

8. Please display depreciation and (gains) losses in disposals as separate line items on the face of your Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

Note 20: Related Party Transactions, page F-39

9. In a manner similar to the table presented at the bottom of page F-40, please add tables to summarize the related party revenues and related party costs and expenses shown at the bottom of your Consolidated Statements of Operations. These tables should present related party amounts for each of the fiscal years ended March 31, 2010, 2009 and 2008.

Signatures

10. Your Form 10-K must be signed by your controller or principal accounting officer. If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. Please confirm that future filings on Form 10-K will include this signature.

Definitive Proxy Statement filed July 15, 2010

General

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 17

12. We note comment three of our letter to you dated January 29, 2009, regarding your Schedule 14A filed July 15, 2008. In that comment we asked you to "discuss in greater detail how you determine the base salary of each named executive officer and the amount of discretionary cash bonus available to each named executive officer." We note that you do not explain why a discretionary bonus was granted to Gary B. Horton but no other named executive officers during Fiscal 2010, and you do not explain the criteria for granting that particular bonus. Additionally you do not explain why you have frozen the salaries for each of your three highest paid executives for the most recent fiscal year. The purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure. See SEC Release No. 33-8732 (August 29, 2006) available at www.sec.gov. Please confirm that in future filings you will expand your Compensation Discussion & Analysis to provide more detailed analysis of the elements and levels of compensation paid to the named executive officers. Please also provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Edward J. Shoen
AMERCO
November 3, 2010
Page 5

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Gregory R. Hall, Esq.
        Fax: (480) 606-5528